As filed with the Securities and Exchange Commission on October 2, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HMS INCOME FUND, INC.

(Name of Subject Company (Issuer))

HMS INCOME FUND, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

40427D201

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Sherri W. Schugart

Chief Executive Officer

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John A. Good, Esq.

Bass, Berry & Sims PLC

100 Peabody Place, Suite 900

Memphis, Tennessee 38103-3672

Tel: (901) 543-5901

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$114,199.82	$15.58

* The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15.58

Form or Registration No.: Schedule TO

Filing Party: HMS Income Fund, Inc.

Date Filed: August 30, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on August 30, 2013 by HMS Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 12,831.44 shares of its issued and outstanding common stock (the “Shares”) (which number represents the number of shares we can repurchase with the proceeds we have received from the sale of shares of our common stock under our distribution reinvestment plan during this calendar year). The offer was made upon, and subject to, the terms and conditions set forth in the Offer to Purchase, dated August 30, 2013, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on September 27, 2013, and no Shares were validly tendered pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company did not purchase any Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2013

HMS Income Fund, Inc.

By: /s/ Ryan T. Sims

Name: Ryan T. Sims

Title: Chief Financial Officer and Secretary